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CONFIDENTIAL

May 11, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph M. Kempf, Robert Littlepage, Edwin Kim and Jan Woo

Re:	Intapp, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted on March 15, 2021
CIK No. 0001565687

Ladies and Gentlemen:

On behalf of Intapp, Inc., previously known as LegalApp Holdings, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated March 26, 2021 (the “Comment Letter”), to the Company regarding the Company’s Amendment No. 1 to the draft registration statement (CIK No. 0001565687) on Form S-1 (the “Draft Registration Statement”), confidentially submitted to the SEC on March 15, 2021.

To facilitate your review of the Company’s responses, we have repeated your comments in italics, in each case followed immediately by the response of the Company. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR its amended draft registration statement on Form S-1 (“Amended Draft Registration Statement”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Draft Registration Statement.

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SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Amendment No. 1 to Draft Registration Statement on Form S-1

Consolidated Financial Statements

14. Subsequent events, page F-40

1.

Please disclose the fair value of the option granted to Mr. Moran to purchase up to 300,000 shares of your common stock. Also disclose the charge you anticipate incurring upon the effectiveness of your registration statement and fully discuss in MD&A.

In response to the Staff’s comment, the Company has revised its disclosure on pages 100-101, 148, 152, and F-44 to disclose the fair value of the option granted to Mr. Moran and the related compensation charge it anticipates recognizing upon the effectiveness of the Registration Statement.

2.

Please provide us with a chronological breakdown of the details of all stock-based compensation awards granted during 2020 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

In response to the Staff’s comment, the Company has provided the following summary of stock options grants during 2020 and through the current date:

Grant Date or Valuation Report Date	Number of Shares Underlying Options Granted	Common Stock Fair Value – Valuation Reports	Common Stock Fair Value – Used to Value Awards[1]
August 31, 2019		$9.47
February 12, 2020	98,140		$9.47
May 5, 2020	186,870		$9.47
July 30, 2020	3,095,336		$13.00
September 30, 2020		$13.66
November 20, 2020	853,672		$14.66
December 31, 2020	363,541		$15.46
January 28, 2021	439,100		$16.00
January 30, 2021		$16.06
February 25, 2021	54,665		$19.95
February 28, 2021		$20.42
March 31, 2021	331,290	$21.27	$21.27
April 29, 2021	335,330		*	[2]

1

Starting in July 2020, fair values for financial reporting purposes were determined based on a linear daily interpolation of the 409A values discussed below because the Company did not identify a single event that would have caused a material change in the fair value of its common stock.

2	The Company is in the process of finalizing the April 30, 2021 Valuation Report which will be used to determine the common stock fair value for the April 2021 grants.

The Company advises the Staff that, as described in the section titled “Stock-Based Compensation” on page [88] of the Registration Statement, the fair value of the Company’s common stock has historically been determined by the Board of Directors. Given the absence of a public trading market for the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”), the Board of Directors has exercised its reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including contemporaneous third-party valuations of its common stock (each, a “Valuation Report,” and collectively, the “Valuation Reports”).

In valuing the Company’s shares of common stock, absent an arm’s-length current or recent round of financing, the fair value of the Company’s business, or equity value, was determined using both the income approach and market approach on an equally weighted basis. The income approach estimates equity value based on the expectation of future cash flows that the Company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for comparable publicly traded companies and is adjusted to reflect the risks inherent in the Company’s cash flows relative to those inherent in the comparable companies utilized in the discount rate calculation. The market approach estimates equity value based on a comparison of the Company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and then applied to the Company’s financial results to estimate the equity value of the Company.

The resulting equity value was then allocated to each class of stock of the Company using an Option Pricing Model (“OPM”) based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. A discount for lack of marketability (“DLOM”) was applied to arrive at the fair value.

Beginning in September 2020, in light of the higher likelihood of the completion of an initial public offering (“IPO”), the Company started using both the OPM and a probability-weighted expected return method (“PWERM”) to allocate the calculated value among the various share classes. The PWERM involves the estimation of the equity value of the Company under multiple future potential IPO outcomes and estimates the probability of each potential outcome. The Company’s estimated equity value at the time of IPO was determined by reference to comparable IPO transactions for enterprise software companies and the application of a last-twelve months (“LTM”) revenue multiple slightly above the median of the range.

For financial reporting purposes and as further described below, the Company retrospectively assessed the fair value used for computing stock-based compensation expense after considering the fair values reflected on the relevant Valuation Reports prior to and after the grant date and other facts and circumstances on the date of grant and used daily linear interpolation to determine the estimated fair value, when considered appropriate. The Company believes that the linear interpolation methodology provided a reasonable basis for the valuation of the common stock for financial reporting purposes in the instances where the Company did not identify any single event that would have caused a material change in the fair value of the common stock.

The Valuation Reports are summarized below, together with a discussion of the Company’s use of such Valuation Reports in determining the fair value for computing stock-based compensation expense as of each date when the Company granted equity awards in the period since January 2020.

Summary of Valuation Reports

August 31, 2019

The result of the valuation as of August 31, 2019 is summarized in the table below:

	Value	DLOM	Value indication	Weighting	Weighted Common Share Value
OPM	$9.26	25%	$6.94	50%	$3.47
Private transactions			$12.00	50%	$6.00
Estimated common stock fair value					$9.47

In the August 2019 Valuation Report, the Company’s common stock value was determined using the OPM due to uncertainty related to timing of future IPO or merger and acquisition events and with consideration of company-specific transactions.

During 2019, there were two private equity transactions which provided indications of the value of the Company’s common stock. In March 2019, a new investor agreed to purchase 250,000 shares of common stock at a price of $12.00 per share for a total investment of $3.0 million. Additionally, as of the valuation date of August 31, 2019, the Company was in the process of executing a tender offer to existing common stockholders to purchase up to 20% of their shares at a price of $12.00 per share. The tender offer was executed in October 2019 and the Company repurchased 348,981 shares at a price of $12.00 per share. In determining a weighting of 50% for these transactions, the Company considered that the private equity and tender offer transactions involved a limited number of investors and represented, in aggregate, approximately 1% of the total fully diluted shares outstanding of the Company at the valuation date. However, these transactions provided an indicator of value that the Company determined should be considered. Therefore, in estimating the August 31, 2019 common share fair value, the Company equally weighted the indicators of value resulting from the private equity and tender offer transactions with the OPM value.

September 30, 2020

The result of the valuation as of September 30, 2020 is summarized in the table below:

	Scenario Probability	Value	DLOM	Value Indication	Weighting	Weighted Common Share Value
OPM		$16.75	25%	$12.57	75%	$9.43
PWERM				$16.96	25%	$4.23
IPO in April 2021	50%	$19.19	10%
IPO in June 2021	50%	$18.49	10%
Estimated common stock fair value						$13.66

For the September Valuation Report, the Company included a PWERM of two scenarios of an IPO in April 2021 and June 2021 as it had received Board approval to pursue an IPO and engaged advisors to assist with assessing readiness and planning for a potential IPO. These plans were at an early stage of formulation and no formal discussions had been had with bankers. Based on management’s expectation for the likelihood of an IPO and after consideration of the possible scenarios, such as a sale, dissolution, or continuation as a private company, the Company used a weighting of 75% for the OPM value and 25% for the PWERM value.

January 31, 2021

The result of the valuation as of January 31, 2021 is summarized in the table below:

	Scenario Probability	Value	DLOM	Value Indication	Weighting	Weighted Common Share Value
OPM		$19.30	25%	$14.47	50%	$7.24
PWERM				$17.64	50%	$8.82
IPO in May 2021	50%	$20.04	7.5%
IPO in September 2021	50%	$18.60	10%
Estimated common stock fair value						$16.06

The January 2021 Valuation Report reflects a higher weighting of the PWERM value at 50% and a lower DLOM for a May 2021 IPO scenario due to the increased probability of an IPO as the Company continued to progress towards an IPO, including selection of bankers and conducting drafting sessions to prepare the Company’s draft registration statement, which resulted in the confidential submission of a draft registration statement to the Security Exchange Commission on January 29, 2021.

February 28, 2021

The result of the valuation as of February 28, 2021 is summarized in the table below:

	Scenario Probability	Value	DLOM	Value Indication	Weighting	Weighted Common Share Value
OPM		$24.53	25%	$18.40	50%	$9.20
PWERM				$22.43	50%	$11.22
IPO in May 2021	50%	$24.86	7.5%
IPO in September 2021	50%	$23.07	10%
Estimated common stock fair value						$20.42

In February 2021, the Company continued to make progress towards an IPO, including conducting the first round of testing-the-waters meetings with potential investors. The Company also received further guidance on a narrower range of comparable companies from its bankers which was used to update the comparables used in the valuation report.

March 31, 2021

The result of the valuation as of March 31, 2021 is summarized in the table below:

	Scenario Probability	Value	DLOM	Value Indication	Weighting	Weighted Common Share Value
OPM		$24.89	25%	$18.66	50%	$9.33
PWERM				$23.88	50%	$11.94
IPO in May 2021	75%	$24.86	5%
IPO in September 2021	25%	$23.07	7.5%
Estimated common stock fair value						$21.27

The March 2021 Valuation Report reflects an increased probability of an IPO in May 2021 as the Company continued its progress towards its IPO.

Considerations of Common Stock Values used for Financial Reporting for Option Grants

February and May 2020 options grants

In February and May 2020, the Company granted options to purchase a total of 285,010 shares of common stock. The Company used an estimated fair value of common stock for financial reporting purposes of $9.47 per share based on the August 2019 Valuation Report.

With the onset of COVID-19 in the third quarter of its fiscal year 2020, the Company experienced lower demand and longer sales cycles from some of its clients than had been anticipated in the second half of fiscal 2020. The Company did not begin to see demand for its platform solutions begin to recover until the beginning of fiscal 2021. Given these considerations, the Company determined that the concluded fair value of $9.47 for its option grants in February and May 2020 remained appropriate for financial reporting purposes.

Option grants beginning in July 2020

In the first quarter of fiscal 2021, as the overall market as well as the Company’s customer demand began recovering, the Company started to explore an IPO in the near term. Accordingly, the Company used a hybrid of the PWERM and the OPM in the Valuation Reports starting from September 30, 2020 as discussed above. Given these developments, the Company retrospectively assessed the fair market value of its common stock for financial reporting purposes for options granted in and subsequent to July 2020. When the grant date differed from the date of a Valuation Report, the value for the grant date was determined using a daily linear interpolation between the fair values between the Valuation Reports prior to and after the respective grant date.

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We thank the Staff in advance for its consideration of the Amended Draft Registration Statement and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Amended Draft Registration Statement, please do not hesitate to contact me at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara
Lona Nallengara

cc:	John Hall, Intapp, Inc.
Robert Masella, Shearman & Sterling LLP
Kristina Trauger, Shearman & Sterling LLP
Tad J. Freese, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP

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